UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 5, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON SEPTEMBER 27, 2018

1.                                     Date, Time and Place: Held on September 27, 2018, at 08:30 a.m., at Street Fidêncio Ramos, no. 302, 3rd floor, Torre B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The majority of the members of the Board of Directors in attendance: Mers. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt and Raul Calfat.  The absences of Mrs. Marcos Barbosa Pinto and Paulo Fernando Fleury da Silva e Souza was justified.

4.                                     Presiding:                                    Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: The members of the Company’s Board of Directors present to the meetting to decide on: (i) the receipt of the resignation letter presented by Mrs. Tatiana Bacchi Eguchi Anderson from the position of alternate member of the Company’s Board of Directors; and (ii) the repurchase of the shares issued by VOTO - Votorantim Overseas Trading Operations IV Limited (“Voto IV”), with the sale by the Company of all the shares held in Voto IV, with the Company’s withdrawal from the corporate structure of Voto IV.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board Members present decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                                     register the receipt of the resignation letter submitted on September 14, 2018, by Mrs. Tatiana Bacchi Eguchi Anderson from the position of alternate member of the Company’s Board of Directors, with effects as from the same date. The position of substitute shall be vacant until the next Ordinary General Meeting, applied by analogy of Article 12, (ii), of the Company’s Bylaws, regarding the replacement of members of the Company’s Board of Directors;

(ii)                                  approve the repurchase of share transaction by Voto IV, with the sale by Fibria of all the shares it held in Voto IV, with the consequent withdrawal of the Company from the corporate structure of Voto IV.

At the end of the discussion of the agenda, the Board of Directors thanked the contribution of Mrs. Tatiana Bacchi Eguchi Anderson for their participation as alternate member of the Board of Directors.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by the members of the Board in attendance. Presiding Board: Mr. José Luciano Duarte Penido (Chairman) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; and Raul Calfat.

São Paulo, September 27, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman of the Board of Directors	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO